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FEB 29 2016

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SEC FILE NUMBER
8-37383

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

AgriCapital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1410 Broadway, Suite 1802
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rurik B. Halaby (212) 944-9500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Rurik B. Halaby, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AgriCapital Securities, Inc. (Company), as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Rurik B. Halaby, President


JOWELLA A LUMBRES
Notary Public, State of New York
Registration #01LU6184292
Qualified in New York County
Commission Expires March 31, 2016

Sworn and subscribed to before me this 3 day of FEBRUARY, 2016.

This report contains (check all applicable boxes):**

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report (not required).
(x)	(n)	Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AgriCapital Securities, Inc

December 31, 2015

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Cash Flows 4

Statement of Changes in Stockholders' Equity 5

Notes to Financial Statements 6 - 7

Supplementary Information

Schedule I - Computation of Net Capital under rule 15c3-1 of the Securities and Exchange Commission.
- Computation of Basic Net Capital Requirement 8

Schedule II – Review Report on Managements' Assertion Letter Regarding (k)(2)(i) 9

Exemption Report SEA Rule 17a-5(d)(4) 10

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
AgriCapital Securities, Inc

We have audited the accompanying financial statements of AgriCapital Securities, Inc, (the "Company") (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of AgriCapital Securities, Inc as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

AGRICAPITAL SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2015

ASSETS

Assets	
Cash and equivalents	$ 24,343
Prepaid expense	1,152
Tax refund	8,200
Total Assets	$ 33,695

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable & accrued expenses	$ 1,400
Total Liabilities	1,400
Stockholders' equity	
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 100 shares	100
Preferred stock, $1 par value, authorized 1,000 shares, no shares issued and outstanding	-
Additional paid in capital	38,313
Retained earnings	(6,118)
Total Stockholders' Equity	32,295
Total Liabilities and Stockholders' Equity	$ 33,695

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues	
Interest and dividends	$ 43
Total	43
Expenses	
Regulatory fees and expenses	1,950
Other operating expenses	25,797
Total operating expenses	27,747
Net loss before income tax	(27,704)
Income tax expense (benefit)	(7,993)
Net loss	$ (19,711)

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows used in operating activities:	
Net loss	(19,711)
Adjustments to reconcile net loss to net cash (used) from operating activities:	
Changes in operating assets and liabilities:	
(Increase) in prepaid expense	(115)
(Increase) in tax refund	(8,200)
Increase in accounts payable	300
(Decrease) in due to parent company	(5,722)
Net cash (used) from operating activities:	(33,448)
Cash flows from financing activities:	
Capital contributions by parent company	33,213
Net cash provided by financing activities:	33,213
Net (decrease) in cash	(235)
Cash and cash equivalents at beginning of year	24,578
Cash and cash equivalents at end of year	24,343

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid In Capital	Retained earnings	Total
Balance, January 1, 2015	$ 100	$ 5,100	$ 13,593	$ 18,793
Net loss	-	-	(19,711)	(19,711)
Non-cash capital contributions		33,213	-	33,213
Balance, December 31, 2015	$ 100	$ 38,313	$ (6,118)	$ 32,295

See independent auditor's report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

AgriCapital Securities, Inc. (the "Company"), was incorporated on January19, 1987 in the State of Delaware. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective May 1, 1987.

The Company was formed for the purpose of providing investment banking services to clients involved in the private placement of securities, primarily in the agribusiness and doing business in the United States. These clients require registered broker/dealers to provide the placement and issuance of security interests. The Company is registered with the SEC and is licensed to do business in New York and New Jersey.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3 under paragraph (k)(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned and expenses recorded when incurred. The Company files its income tax returns using the cash basis of accounting.

Cash and cash equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of Federal and State corporation income taxes, the shareholder of an S corporation is taxed on their proportionate share of the Company's taxable income. The Company is subject to New York City General Corporation Tax.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reported period, actual results could differ from those estimates.

AGRICAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

3. *NET CAPITAL REQUIREMENTS*

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $22,943, which was $17,943 in excess of the amount required.

4. *CURRENT AND FUTURE OPERATIONS*

The company is wholly owned by AgriCapital Corporation and the parent company uses AgriCapital Securities, Inc., when they have need for a registered broker-dealer to participate in the transaction.

5. *CAPITAL STOCK AND RELATED PARTY TRANSACTIONS*

The Company has issued 100 shares of $1 par value common stock (100%) ownership to AgriCapital Corporation.

6. COMMITMENTS AND CONTINGENCIES

At December 31, 2015, the Company does not have any outstanding commitments or contingencies.

7. *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 1, 2016, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

AGRICAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL:		
Total stockholder's equity	$	32,295
Deductions and/or charges:		
Non-allowable assets:		(9,352)
Net capital before haircuts on securities positions		22,943
Haircuts on securities positions		-
Net Capital	$	22,943
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	1,400
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	17,943
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	16,943
Ratio: Aggregate indebtedness to net capital is		6%

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2015)	
Net capital as reported in Company's Part IIA unaudited Focus Report	23,543
Audit adjustments	(600)
Net capital, per above	22,943

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
AgriCapital Securities, Inc

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) AgriCapital Securities, Inc (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that AgriCapital Securities, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

AgriCapital Securities, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2015

AgriCapital Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

AgriCapital Securities, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Rurik Halaby, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Rurik Halaby, President